Exhibit 4.3

ILLINOIS TOOL WORKS INC.

Officers' Certificate Pursuant to
Sections 2.01 and 2.04 of the Indenture

Ronald D. Kropp, Senior Vice President & Chief Financial Officer, and Randall J. Scheuneman, Vice President & Chief Accounting Officer, of Illinois Tool Works Inc., a Delaware corporation (the "Company"), each certify, pursuant to Sections 2.01 and 2.04 of the Indenture dated as of November 1, 1986, as supplemented by the First Supplemental Indenture dated as of May 1, 1990 (the "Indenture"), between the Company and The Bank of New York Mellon Trust Company, N.A., as successor Trustee, that, pursuant to authority granted by the Board of Directors of the Company to the undersigned and certain other officers of the Company in resolutions duly adopted on August 5, 2011, the terms and form of the Company's 3.375% Notes due 2021 (the "Notes due 2021") and the Company's 4.875% Notes due 2041 (the "Notes due 2041" and together with the Notes due 2021, the "Notes"), shall be as set forth below. Capitalized terms not defined herein shall have the meanings ascribed to them in the Indenture.

1.   The Notes due 2021 shall be designated as "3.375% Notes due 2021."

2.   The Notes due 2041 shall be designated as "4.875% Notes due 2041."

3.   The aggregate principal amount at Stated Maturity of the Notes due 2021 that may be authenticated and delivered under the Indenture (not including Notes due 2021 authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of other Notes due 2021 pursuant to Sections 2.06, 2.07, 2.08, 3.02 or 10.04 of the Indenture) initially shall be not more than $350,000,000. The Company shall have the right from time to time, without the consent of the existing holders of Notes due 2021, to issue additional notes with the same terms and conditions and with the same CUSIP number as the Notes due 2021, except for the issue date, issue price and the first payment of interest thereon ("Additional Notes due 2021"). Additional Notes due 2021 will be consolidated with and will form a single series with the Notes due 2021.

4.   The aggregate principal amount at Stated Maturity of the Notes due 2041 that may be authenticated and delivered under the Indenture (not including Notes due 2041 authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of other Notes due 2041 pursuant to Sections 2.06, 2.07, 2.08, 3.02 or 10.04 of the Indenture) initially shall be not more than $650,000,000. The Company shall have the right from time to time, without the consent of the existing holders of Notes due 2041, to issue additional notes with the same terms and conditions and with the same CUSIP number as the Notes due 2041, except for the issue date, issue price and the first payment of interest thereon ("Additional Notes due 2041" and together with the Additional Notes due 2021, the "Additional Notes"). Additional Notes due 2041 will be consolidated with and will form a single series with the Notes due 2041.

5.   Each Note due 2021 shall bear interest from and including the most recent Interest Payment Date to which interest on such Note due 2021 (or any predecessor Note due 2021) has been paid or duly made available for payment, or if no interest has been paid, from and including August 31, 2011, at the rate of 3.375% per annum until the principal thereof is paid or made available for payment. Each Note due 2041 shall bear interest from and including the most recent Interest Payment Date to which interest on such Note due 2041 (or any predecessor Note due 2041) has been paid or duly made available for payment, or if no interest has been paid, from and including August 31, 2011, at the rate of 4.875% per annum until the principal thereof is paid or made available for payment. Interest shall be payable on each Interest Payment Date and at Stated Maturity. Interest payments shall be in the amount of interest accrued to, but excluding, the relevant Interest Payment Date or Stated Maturity, as applicable. Interest shall be payable to the person in whose name a Note (or any predecessor Note) is registered at the close of business on the Record Date next preceding each Interest Payment Date; provided, however, that interest payable at Stated Maturity shall be payable to the person to whom principal shall be payable. Under certain circumstances, additional interest on the Notes due 2021 and the Notes due 2041 may be payable as and to the extent provided in the Issue Date Registration Rights Agreement or any other Registration Rights Agreement (each as defined in Paragraph 21(g) of this Certificate) applicable to Additional Notes.

The Interest Payment Dates for the Notes shall be March 15 and September 15 of each year and at Stated Maturity, and the Record Dates for interest payable on the Notes shall be the close of business on March 1 and September 1 next preceding the March 15 and September 15 Interest Payment Dates, respectively. Interest on the Notes shall be computed on the basis of a 360-day year of twelve 30-day months.

6.   The Stated Maturity of each Note due 2021 shall be September 15, 2021.

7.   The Stated Maturity of each Note due 2041 shall be September 15, 2041.

8.   The Notes due 2021 shall be substantially in the form attached to this Certificate as Exhibit A.

9.   The Notes due 2041 shall be substantially in the form attached to this Certificate as Exhibit B.

10.   The Notes may be redeemed in whole or in part from time to time at the option of the Company before the applicable date of Stated Maturity at the price and on the terms set forth in the form of Note attached to this Certificate as Exhibit A in the case of the Notes due 2021 and Exhibit B in the case of the Notes due 2041.

11.   The Notes shall not be entitled to any sinking, purchase or analogous fund, and the Company shall not be obligated to redeem or purchase the Notes at the option of any Holder thereof.

12.   The Notes shall be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

13.   Payments of principal of and any premium or interest on the Notes, when payable, shall be made in immediately available funds at the Corporate Trust Office in Chicago, Illinois, or in New York, New York. "Corporate Trust Office" shall mean the principal office of the Trustee in Chicago, Illinois or New York, New York, at which at any particular time its corporate trust business shall be administered. On the date of this Certificate, the Corporate Trust Office is located at 2 N. LaSalle Street, Suite 1020, Chicago IL 60602, Attention: Mary Callahan and 101 Barclay Street, Floor 8W, New York, New York 10286, Attention: Corporate Trust Administration. Payments of interest on each Note (other than interest payable at Stated Maturity) shall be made by check mailed to the registered address of the person entitled thereto, unless such person and the Company shall have agreed that such payment will be made by wire transfer in immediately available funds. Notwithstanding the foregoing, if the registered owner of the Notes is The Depository Trust Company ("DTC") or its nominee, payments of principal and interest shall be made in accordance with the requirements of DTC pursuant to a Letter of Representations between DTC and the Company.

14.   So long as the Notes remain outstanding, the Company shall maintain an office and agency in Chicago, Illinois and any other location the Company may designate, where the Notes may be presented for registration of transfer and exchange, for payment, and where notices and demands to or upon the Company in respect of such Notes or the Indenture may be served. The office of the Trustee in such location or locations shall be such office of the Company, and the Trustee shall be such agent for the Company for the foregoing purposes.

15.   Section 12.02 of the Indenture shall be fully applicable to the Notes.

16.   The Notes shall be issued as registered Notes, without coupons, in the form of one or more definitive Global Securities. The Depositary for the Notes initially shall be DTC. So long as the Notes are represented by such Global Securities in accordance with the Indenture, beneficial owners of interests in such Global Securities may not exchange such interests for Definitive Securities (as defined in Paragraph 21(g) of this Certificate) except as otherwise expressly provided in the Indenture.

17.   Notes originally offered and sold to QIBs (as defined in Paragraph 21(g) of this Certificate) in reliance on Rule 144A (as defined in Paragraph 21(g) of this Certificate) will be issued in the form of one or more Global Securities (each, a "Rule 144A Global Note").

18.   Notes originally offered and sold to a Non-U.S. Person (as defined in Paragraph 21(g) of this Certificate) outside the United States of America in reliance on Regulation S under the Securities Act (each as defined in Paragraph 21(g) of this Certificate) will be issued in the form of one or more Global Securities (each, a "Regulation S Global Note").

19.   The aggregate principal amount of each Global Security may from time to time be increased or decreased by adjustments made on the records of the Note Custodian, as provided herein and in the Indenture.

20.   Each Global Security shall bear the legend specified therefor on the face thereof in Exhibit A in the case of a Note due 2021 or Exhibit B in the case of a Note due 2041. Each Restricted Note shall bear the private placement legend (the "Private Placement Legend") specified therefor on the face thereof in Exhibit A in the case of a Note due 2021 or Exhibit B in the case of a Note due 2041.

21.   The Notes shall be subject to the provisions set forth below in this Paragraph 21 regarding transfer and exchange. The definitions of capitalized terms used in this Paragraph 21 and not defined in the Indenture will have the meanings set forth below in Paragraph 21(g).

(a)   The following provisions shall apply with respect to any proposed transfer of an interest in a Rule 144A Global Note that is a Restricted Note: If (1) the owner of a beneficial interest in a Rule 144A Global Note of a series wishes to transfer such interest (or portion thereof) to a Non-U.S. Person pursuant to Regulation S and (2) such Non-U.S. Person wishes to hold its interest in the Notes of such series through a beneficial interest in a Regulation S Global Note of such series,

(i)   upon receipt by the Note Custodian and Security Registrar of:

(A)   instructions from the Holder of such Rule 144A Global Note of such series directing the Note Custodian and Security Registrar to credit or cause to be credited a beneficial interest in a Regulation S Global Note of such series equal to the principal amount of the beneficial interest in such Rule 144A Global Note to be transferred, and

(B)   a certificate in the form of Exhibit C in the case of a transfer of an interest in Notes due 2021 and a certificate in the form of Exhibit D in the case of a transfer of an interest in Notes due 2041, in each case duly executed by the transferor, and

(ii)   in accordance with the rules and procedures of the Depositary, the Note Custodian and Security Registrar shall increase such Regulation S Global Note and decrease such Rule 144A Global Note by such amount in accordance with the foregoing.

(b)   If the owner of an interest in a Regulation S Global Note of a series that is a Restricted Note wishes to transfer such interest (or any portion thereof) to a QIB pursuant to Rule 144A,

(i)   upon receipt by the Note Custodian and Security Registrar of:

(A)   instructions from the Holder of such Regulation S Global Note of such series directing the Note Custodian and Security Registrar to credit or cause to be credited a beneficial interest in a Rule 144A Global Note of such series equal to the principal amount of the beneficial interest in such Regulation S Global Note to be transferred, and

(B)   a certificate in the form of <u>Exhibit E</u> in the case of a transfer of an interest in Notes due 2021 and a certificate in the form of <u>Exhibit F</u> in the case of a transfer of an interest in Notes due 2041, in each case duly executed by the transferor, and

(ii)   in accordance with the rules and procedures of the Depositary, the Note Custodian and Security Registrar shall increase such Rule 144A Global Note and decrease such Regulation S Global Note by such amount in accordance with the foregoing.

(c)   <u>Other Transfers</u>. Any transfer of Restricted Notes not described above (other than a transfer of a beneficial interest in a Global Security that does not involve an exchange of such interest for a Definitive Security or a beneficial interest in another Global Security, which must be effected in accordance with applicable law and the rules and procedures of the Depositary) shall be made only upon receipt by the Security Registrar of such opinions of counsel, certificates and/or other information reasonably required by and satisfactory to it in order to ensure compliance with the Securities Act or in accordance with <u>Paragraph 21(d)</u>.

(d)   <u>Use and Removal of Private Placement Legends</u>. Upon the transfer, exchange or replacement of Notes of a series (or beneficial interests in a Global Security of a series) not bearing (or not required to bear upon such transfer, exchange or replacement) a Private Placement Legend, the Note Custodian and Security Registrar shall exchange such Notes (or beneficial interests) for beneficial interests in a Global Security of such series (or Definitive Securities of such series if they have been issued pursuant to Section 2.03 of the Indenture) that does not bear a Private Placement Legend. Upon the transfer, exchange or replacement of Notes of a series (or beneficial interests in a Global Security of a series) bearing a Private Placement Legend, the Note Custodian and Security Registrar shall deliver only Notes of such series (or beneficial interests in a Global Security of such series) that bear a Private Placement Legend unless:

(i)   such Notes (or beneficial interests) are exchanged in a Registered Exchange Offer;

(ii)   such Notes (or beneficial interests) are transferred pursuant to a Shelf Registration Statement;

(iii)   such Notes (or beneficial interests) are transferred pursuant to Rule 144 upon delivery to the Security Registrar of a certificate in the form of <u>Exhibit G</u> in the case of a transfer of Notes due 2021 (or a beneficial interest therein) and a certificate in the form of <u>Exhibit H</u> in the case of a transfer of Notes due 2041 (or a beneficial interest therein), in each case duly executed by the transferor, and an Opinion of Counsel reasonably satisfactory to the Security Registrar;

(iv)   such Notes (or beneficial interests) are transferred, replaced or exchanged after the Resale Restriction Termination Date therefor; or

(v)   in connection with such transfer, exchange or replacement the Security Registrar shall have received an Opinion of Counsel and other evidence reasonably satisfactory to it and the Company to the effect that neither such Private Placement Legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act.

The Private Placement Legend on any Note shall be removed at the request of the Holder thereof on or after the Resale Restriction Termination Date therefor. The Holder of a Global Security of a series may exchange an interest therein for an equivalent interest in a Global Security of such series not bearing a Private Placement Legend (other than a Regulation S Global Note of such series) upon transfer of such interest pursuant to any of clauses (i) through (v) of this Subparagraph (d). The Company shall deliver to the Trustee an Officers' Certificate promptly upon effectiveness, withdrawal or suspension of any Registration Statement.

(e)   <u>Consolidation of Global Securities and Exchange of Definitive Securities for Beneficial Interests in Global Securities</u>. If a Global Security of a series not bearing a Private Placement Legend (other than a Regulation S Global Note of such series) is Outstanding at the time of a Registered Exchange Offer, any interests in a Global Security of such series exchanged in such Registered Exchange Offer shall be exchanged for interests in such Outstanding Global Security of such series.

(f)   <u>Issuance of Exchange Notes for Issue Date Notes</u>. In accordance with the Issue Date Registration Rights Agreement, the Company will execute, and upon Company Direction the Trustee will authenticate, Exchange Notes of a series in exchange for Issue Date Notes of a corresponding series.

(g)   <u>Definitions</u>.

"<u>Definitive Securities</u>" means any Security issued in fully-registered certificated form pursuant to Section 2.03 of the Indenture (other than a Global Note), which shall be substantially in the form of <u>Exhibit A</u> or <u>Exhibit B</u>, as applicable, with appropriate legends as specified in this <u>Paragraph 21</u> and <u>Exhibit A</u> and <u>Exhibit B</u>.

"<u>Distribution Compliance Period</u>" means, in respect of any Regulation S Global Note, the 40 consecutive days beginning on and including the later of (a) the day on which any Notes represented thereby are offered to persons other than distributors (as defined in Regulation S under the Securities Act) pursuant to Regulation S and (b) the issue date for such Notes.

"<u>Exchange Notes</u>" means debt securities of a series of the Company substantially identical in all material respects to the Notes of a corresponding series (except that the additional interest provisions and the transfer restrictions pertaining to the Notes of such series will be modified or eliminated, as appropriate) to be issued pursuant to the Indenture.

"<u>Exchange Offer Registration Statement</u>" has the meaning assigned to it in the Issue Date Registration Rights Agreement and any other Registration Rights Agreement.

"Issue Date" means the first date of issuance of Notes provided for under this Certificate.

"Issue Date Notes" means the $350,000,000 aggregate principal amount of Notes due 2021 and the $650,000,000 aggregate principal amount of Notes due 2041 originally issued on the Issue Date, and any replacement Securities and Exchange Notes, issued therefor in accordance with the Indenture.

"Issue Date Registration Rights Agreement" means the Registration Rights Agreement, dated as of August 31, 2011, by and among the Company and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Initial Purchasers.

"Non-U.S. Person" means a person who is not a U.S. person, as defined in Regulation S.

"Note Custodian" means the custodian with respect to any Global Note appointed by the Depositary, or any successor Person thereto, and shall initially be the Trustee.

"Private Placement Legend" has the meaning assigned to it in Paragraph 20 of this Certificate.

"QIB" means any "qualified institutional buyer" (as defined in Rule 144A).

"Registered Exchange Offer" means an exchange offer by the Company registered under the Securities Act pursuant to which Notes of a series originally issued pursuant to an exemption from registration under the Securities Act are exchanged for Notes of a corresponding series of like principal amount not bearing the Private Placement Legend.

"Registration Rights Agreement" means any registration rights agreement between the Company and one or more investment banks acting as initial purchasers in connection with any issuance of Notes under the Indenture, including the Issue Date Registration Rights Agreement.

"Registration Statement" means an effective Exchange Offer Registration Statement or Shelf Registration Statement.

"Regulation S" means Regulation S under the Securities Act or any successor regulation.

"Resale Restriction Termination Date" means, for any Restricted Note that is an Issue Date Note (or beneficial interest therein), one year (or such shorter period of time as permitted by Rule 144 or any successor provision) from the Issue Date or, for any Additional Notes (or beneficial interests therein) that are Restricted Notes, one year (or such other period specified in Rule 144) from the latest such original issue date of such Additional Notes.

"Restricted Note" means any Issue Date Note (or beneficial interest therein) or any Additional Note (or beneficial interest therein) not originally issued and sold pursuant to an effective registration statement under the Securities Act until such time as:

(i) such Issue Date Note (or beneficial interest therein) or Additional Note (or beneficial interest therein) has been exchanged for a corresponding Exchange Note pursuant to an Exchange Offer Registration Statement or has been transferred pursuant to a Shelf Registration Statement;

(ii) the Resale Restriction Termination Date therefor has passed;

(iii) if such Note is a Regulation S Global Note, the Distribution Compliance Period therefor has terminated; or

(iv) the Private Placement Legend therefor has otherwise been removed pursuant to Paragraph 21(d) of this Certificate or, in the case of a beneficial interest in a Global Note, such beneficial interest has been exchanged for an interest in a Global Note not bearing a Private Placement Legend.

"Rule 144" means Rule 144 under the Securities Act (or any successor rule).

"Rule 144A" means Rule 144A under the Securities Act (or any successor rule).

"Securities Act" means the Securities Act of 1933, as amended.

"Shelf Registration Statement" shall have the meaning assigned to such term in the Issue Date Registration Rights Agreement and any other Registration Rights Agreement.

Each of the undersigned certifies that there is no Event of Default existing on the date hereof, and no event which with notice or lapse of time or both could become an Event of Default has occurred and is continuing on the date hereof.

Each of the undersigned states that all conditions precedent provided for in the Indenture relating to delivery of the executed Notes to the Trustee for authentication and delivery have been complied with.

Each of the undersigned further states that he has read the provisions of the Indenture relating to the issuance of the Notes and the definitions relating thereto; that the statements made in this Certificate are based upon an examination of the provisions of the Indenture and upon the relevant books and records of the Company; that he has, in his opinion, made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not the conditions included in such provisions have been complied with; and that, in his opinion, such conditions have been complied with.

IN WITNESS WHEREOF, the undersigned have executed this Certificate as of this 31st day of August 2011.

By: /s/ Ronald D. Kropp
Name: Ronald D. Kropp
Title: Senior Vice President &
      Chief Financial Officer

By: /s/ Randall J. Scheuneman
Name: Randall J. Scheuneman
Title: Vice President &
      Chief Accounting Officer

FORM OF NOTE

[Include the following legend for Global Securities only:]

[THIS IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE REFERRED TO HEREINAFTER.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC, TO DTC OR TO A SUCCESSOR DEPOSITARY OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO IN THE ADDITIONAL TERMS ATTACHED HERETO.]

[Include the following Private Placement Legend on all Notes that are Restricted Notes:]

[THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF AGREES NOT TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE THAT IS ONE YEAR (OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THEREUNDER) AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF (OR OF ANY PREDECESSOR OF THIS NOTE) AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) (THE "RESALE RESTRICTION TERMINATION DATE") EXCEPT (A) TO THE ISSUER OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT (AND THAT CONTINUES TO BE EFFECTIVE AT THE TIME OF SUCH TRANSFER), (C) FOR SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES

ACT ("RULE 144A"), TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE ISSUER'S AND THE TRUSTEE'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER (i) PURSUANT TO CLAUSE (D) PRIOR TO THE END OF THE 40-DAY DISTRIBUTION COMPLIANCE PERIOD WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT OR PURSUANT TO CLAUSE (E) PRIOR TO THE RESALE RESTRICTION TERMINATION DATE TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND (ii) IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THIS NOTE IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE TRUSTEE. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF A HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.]

FORM OF
ILLINOIS TOOL WORKS INC.
3.375% NOTE DUE 2021

Principal Amount $[   ]
as revised by the Schedule of Increases and
Decreases in Global Security attached hereto

No. __-___   [Date]

CUSIP NO. [   ]

ISIN NO. [   ]

ILLINOIS TOOL WORKS INC., a corporation incorporated under the laws of the State of Delaware (hereinafter called the "Company"), for value received, hereby promises to pay to CEDE & CO., or its registered assigns, the principal sum of _____ DOLLARS ($_____) subject to adjustment from time to time as reflected on the Schedule of Increases and Decreases in Global Security attached hereto on September 15, 2021 at the office or agency of the Company in Chicago, Illinois or New York, New York or such other location or locations as may be provided for pursuant to the Indenture referred to herein, in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, and to pay interest on said principal sum, in arrears, from and including the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for (or if no interest has been paid, from and including August 31, 2011), to, but excluding, March 15 and September 15 of each year (each, an "Interest Payment Date"), beginning on March 15, 2012, at the rate of 3.375% per annum, at said offices or agencies, in like coin or currency, to but excluding the date on which said principal sum is paid in full. The Record Date with respect to each Interest Payment Date shall be the close of business on March 1 or September 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. The interest payable on any Interest Payment Date will, subject to certain exceptions provided in the Indenture referred to herein, be paid by check mailed to the registered address of the person entitled thereto, unless such person and the Company shall have agreed that such payment will be made by wire transfer in immediately available funds. Notwithstanding the foregoing, if the registered owner of the Notes is The Depository Trust Company ("DTC") or its nominee, payments of principal and interest shall be made in accordance with the requirements of DTC pursuant to a Letter of Representations between DTC and the Company.

The further provisions of this Security are continued in an attachment hereto and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

This Security shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed manually by the Trustee under the Indenture referred to herein.

[signature page follows]

IN WITNESS WHEREOF, ILLINOIS TOOL WORKS INC. has caused this Security to be manually signed by its duly authorized officers and its corporate seal to be affixed hereto.

ILLINOIS TOOL WORKS INC.

By: /s/ Ronald D. Kropp
Name: Ronald D. Kropp
Title: Senior Vice President &
            Chief Financial Officer

[SEAL]

By: /s/ Randall J. Scheuneman
Name: Randall J. Scheuneman
Title: Vice President &
            Chief Accounting Officer

By: /s/ Janet O. Love
Name: Janet O. Love
Title: Associate General Counsel &
            Assistant Secretary

3.375% Note Due 2021

A-13

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated herein issued under the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON
TRUST COMPANY, N.A., as Trustee

Dated: _____, 2011   By: _____
                                            Authorized Signature

THE ADDITIONAL TERMS ATTACHED HERETO ARE INCORPORATED BY REFERENCE HEREIN AND DEEMED TO BE A PART HEREOF.

3.375% Note Due 2021

A-14

ADDITIONAL TERMS OF
ILLINOIS TOOL WORKS INC.
3.375% NOTE DUE 2021

This Security is one of a duly authorized issue of the Securities of Illinois Tool Works Inc., a Delaware corporation (the "Company"), designated as its 3.375% Notes due 2021 (individually, a "Security" and collectively, the "Securities"), issued under and pursuant to an Indenture dated as of November 1, 1986 and supplemented by a First Supplemental Indenture dated as of May 1, 1990 (the "Indenture"), duly executed and delivered by the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee (the "Trustee"). The terms of the Securities include those stated in the Indenture and in the Officers' Certificate dated August 31, 2011 (the "Officers' Certificate") establishing certain terms of the Securities pursuant to the Indenture, those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"), and those set forth in this Security. This Security is subject to all such terms, and Holders are referred to the Indenture, the Officer's Certificate and the TIA for a statement of all such terms. All terms used in this Security that are defined in the Indenture or in the Officers' Certificate shall have the meanings assigned to them therein. The Securities are unsecured general obligations of the Company.

The Securities are initially limited to the aggregate principal amount of Three Hundred Fifty Million Dollars ($350,000,000), as specified in the Officers' Certificate. The Company may from time to time, without the consent of the existing Holders of Securities, issue additional Securities with the same terms and conditions and with the same CUSIP number as the Securities, except for the issue date, issue price and the first payment of interest thereon. Additional Securities so issued will be consolidated with and will form a single series with the Securities.

Under certain circumstances, additional interest may be payable as and to the extent provided in the Issue Date Registration Rights Agreement or any other Registration Rights Agreement applicable to Additional Notes.

In case an Event of Default, as defined in the Indenture, relating to the Securities shall have occurred and be continuing, the principal hereof may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect and subject to the provisions contained in the Indenture. The Indenture provides that, prior to the declaration of maturity of the Securities upon the occurrence of an Event of Default relating to the Securities, the Holders of a majority in aggregate principal amount at Stated Maturity of the Securities at the time outstanding may on behalf of the Holders of all of the Securities waive any past default under the Indenture relating to the Securities and its consequences, except a default in the payment of the principal of and premium, if any, or interest on any of the Securities. Any such consent or waiver by the Holder of this Security (unless revoked as provided in the Indenture) shall be conclusive and binding upon such Holder and upon all future Holders and owners of this Security and of any Security issued upon the registration of transfer hereof or in exchange or substitution herefor, irrespective of whether or not any notation of such consent or waiver is made upon this Security or such other Securities.

This Security may be redeemed at the Company's option, in whole or in part, on any date that is prior to June 15, 2021 at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed on the date of redemption or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Securities being redeemed on the date of redemption (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis at the Treasury Rate (as defined below) plus 20 basis points, as determined by a Reference Treasury Dealer (as defined below), plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption. At any time on or after June 15, 2021, the Company may also redeem some or all of this Security at its option, at a redemption price equal to 100% of the principal amount of the Securities being redeemed on the date of redemption, plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption. Notwithstanding the foregoing, installments of interest on Securities that are due and payable on Interest Payment Dates falling on or prior to a date of redemption will be payable on the Interest Payment Date to the registered holder hereof as of the close of business on the relevant Record Date according to this Security and the Indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

"Comparable Treasury Issue" means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Securities.

"Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

"Primary Treasury Dealer" means a primary United States government securities dealer in the United States.

"Reference Treasury Dealer" means (i) J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their respective affiliates that are Primary Treasury Dealers) and their respective successors; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, the Company will substitute therefor another Primary Treasury Dealer and (ii) any other Primary Treasury Dealer(s) (in any case not less than two) selected by the Company.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of a redemption will be mailed to holders of Securities to be redeemed by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. On and after the redemption date, interest will cease to accrue on the Securities or portions thereof called for redemption unless the Company defaults in payment of the redemption price. If fewer than all of the Securities are to be redeemed, the Trustee will select, not more than 60 days prior to the redemption date, the particular Securities or portions thereof for redemption from the outstanding Securities not previously called by such method as the Trustee deems fair and appropriate; provided, however, that no Securities of a principal amount of $2,000 or less shall be redeemed in part.

Except as otherwise specifically provided herein, the Securities may not be redeemed before September 15, 2021 (herein referred to as the "Stated Maturity") and shall not be entitled to any sinking, purchase or analogous fund, nor shall the Company be obligated to redeem or purchase the Securities at the option of any Holder thereof.

The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount at Stated Maturity of the Securities at the time outstanding, evidenced as provided in the Indenture, to execute supplemental indentures which, if they pertain specifically to the Securities, may add any provisions to or change in any manner or eliminate any of the provisions of the Indenture relating to the Securities or of any supplemental indenture relating to the Securities or modifying in any manner the rights of the Holders of the Securities; provided, however, that no such supplemental indenture shall (i) extend the Stated Maturity of any Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of any interest thereon, or reduce any premium payable upon the redemption thereof, or change the currency in which any Security is payable, without the consent of the Holder of each Security so affected, or (ii) reduce the aforesaid majority in aggregate principal amount of Securities, the consent of the Holders of which is required for any such supplemental indenture relating to the Securities, without the consent of the Holders of all Securities then outstanding.

The Company may terminate all of its obligations under the Securities and the Indenture as it relates to the Securities, with certain limited exceptions described in the Indenture, by (i) irrevocably depositing in trust with the Trustee money or Government Obligations (or any combination thereof) sufficient to pay principal of and any premium or interest on the Securities at Stated Maturity and (ii) complying with certain other conditions specified in the Indenture. Alternatively, the Company may, upon the making of such deposit and the satisfaction of certain conditions specified in the Indenture, omit to comply with its covenants in the Indenture relating to creation of secured indebtedness (Section 4.05), sale and lease-back transactions (Section 4.06), and transactions involving a merger or consolidation of the Company into or with any other corporation or a sale, conveyance or lease of the property of the Company substantially as an entirety to any other corporation or entity (Article Eleven), and such omission shall not be an Event of Default with respect to the Securities.

The Securities are issuable as registered Securities without coupons in denominations of $2,000 and any integral multiple of $1,000. At the office or agency to be maintained by the Company in Chicago, Illinois, New York, New York or at such other location or locations as may be provided for in the Indenture, and in the manner and subject to the limitations provided in the Indenture, Securities may be exchanged by the Holder thereof without charge except for any tax or other governmental charge imposed in respect thereof, for a like aggregate principal amount at Stated Maturity of Securities of other authorized denominations.

Subject to the limitations provided in the Indenture, the Officers' Certificate and herein, this Security is transferable and the registration of the transfer hereof may be effected by the registered Holder hereof or by his attorney duly authorized in writing upon due presentment for registration of transfer at the office or agency of the Company in Chicago, Illinois, New York, New York or at such other location or locations as may be provided for in the Indenture, but only in the manner and subject to the limitations provided in the Indenture, the Officers' Certificate and herein, without charge except for any tax or other governmental charge imposed in relation thereto. Upon any such registration of transfer, a new Security or Securities of authorized denominations for a like aggregate principal amount at Stated Maturity will be issued to the transferee in exchange therefor.

Prior to due presentment for registration of transfer of this Security, the Company, the Trustee, any paying agent and the Security Registrar may deem and treat the registered Holder hereof as the absolute owner hereof (whether or not this Security shall be overdue and notwithstanding any notation of ownership or other writing hereon made by any person), for the purpose of receiving payment as herein provided and for all other purposes, and neither the Company nor the Trustee nor any paying agent nor any Security Registrar shall be affected by any notice to the contrary.

No recourse shall be had for the payment of the principal of or the interest on this Security, or for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture or any indenture supplemental thereto, against any incorporator, stockholder, officer, director or employee, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as a condition of and part of the consideration for the issue hereof, expressly waived and released.

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of Illinois.

[FORM OF TRANSFER NOTICE]

FOR VALUE RECEIVED the undersigned registered holder hereby sell(s), assign(s) and transfer(s) unto

Insert Taxpayer Identification No.

_____

Please print or typewrite name and address including zip code of assignee

_____

the within Note and all rights thereunder, hereby irrevocably constituting and appointing _____ attorney to transfer said Note on the books of the Company with full power of substitution in the premises.

[THE FOLLOWING PROVISION TO BE INCLUDED ON ALL RESTRICTED NOTES]

In connection with any transfer of this Note occurring prior to the date which is the earlier of (i) the date the Shelf Registration Statement is declared effective or (ii) the end of the one-year period referred to in Rule 144 or any successor provision under the Securities Act, the undersigned confirms that without utilizing any general solicitation or general advertising that:

[Check One]

[ ]   (a)   this Note is being transferred in compliance with the exemption from registration under the Securities Act provided by Rule 144A thereunder.

or

[ ]   (b)   this Note is being transferred other than in accordance with (a) above and documents are being furnished which comply with the conditions of transfer set forth in this Note and the Indenture.

If none of the foregoing boxes is checked, the Trustee or other Securities Registrar shall not be obligated to register this Note in the name of any Person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in the Indenture and the Officer's Certificate shall have been satisfied.

Date: _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within-mentioned instrument in every particular, without alteration or any change whatsoever.

Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor acceptable to the Trustee.

A-19

TO BE COMPLETED BY PURCHASER IF (a) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned's foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated
: _____

                         NOTICE: To be executed by an executive officer

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY

The following increases or decreases in this Global Security have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Note Custodian

FORM OF NOTE

[Include the following legend for Global Securities only:]

[THIS IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE REFERRED TO HEREINAFTER.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC, TO DTC OR TO A SUCCESSOR DEPOSITARY OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO IN THE ADDITIONAL TERMS ATTACHED HERETO.]

[Include the following Private Placement Legend on all Notes that are Restricted Notes:]

[THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF AGREES NOT TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE THAT IS ONE YEAR (OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THEREUNDER) AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF (OR OF ANY PREDECESSOR OF THIS NOTE) AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) (THE "RESALE RESTRICTION TERMINATION DATE") EXCEPT (A) TO THE ISSUER OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT (AND THAT CONTINUES TO BE EFFECTIVE AT THE TIME OF SUCH TRANSFER), (C) FOR SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES

ACT ("RULE 144A"), TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE ISSUER'S AND THE TRUSTEE'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER (i) PURSUANT TO CLAUSE (D) PRIOR TO THE END OF THE 40-DAY DISTRIBUTION COMPLIANCE PERIOD WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT OR PURSUANT TO CLAUSE (E) PRIOR TO THE RESALE RESTRICTION TERMINATION DATE TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND (ii) IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THIS NOTE IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE TRUSTEE. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF A HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.]


FORM OF
ILLINOIS TOOL WORKS INC.
4.875% NOTE DUE 2041


Principal Amount $[   ]
as revised by the Schedule of Increases and
Decreases in Global Security attached hereto

No. __-___   [Date]

CUSIP NO. [   ]

ISIN NO. [   ]

ILLINOIS TOOL WORKS INC., a corporation incorporated under the laws of the State of Delaware (hereinafter called the "Company"), for value received, hereby promises to pay to CEDE & CO., or its registered assigns, the principal sum of _____ DOLLARS ($_____) subject to adjustment from time to time as reflected on the Schedule of Increases and Decreases in Global Security attached hereto on September 15, 2041, at the office or agency of the Company in Chicago, Illinois or New York, New York or such other location or locations as may be provided for pursuant to the Indenture referred to herein, in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, and to pay interest on said principal sum, in arrears, from and including the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for (or if no interest has been paid, from and including August 31, 2011), to, but excluding, March 15 and September 15 of each year (each, an "Interest Payment Date"), beginning on March 15, 2012, at the rate of 4.875% per annum, at said offices or agencies, in like coin or currency, to but excluding the date on which said principal sum is paid in full. The Record Date with respect to each Interest Payment Date shall be the close of business on March 1 or September 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. The interest payable on any Interest Payment Date will, subject to certain exceptions provided in the Indenture referred to herein, be paid by check mailed to the registered address of the person entitled thereto, unless such person and the Company shall have agreed that such payment will be made by wire transfer in immediately available funds. Notwithstanding the foregoing, if the registered owner of the Notes is The Depository Trust Company ("DTC") or its nominee, payments of principal and interest shall be made in accordance with the requirements of DTC pursuant to a Letter of Representations between DTC and the Company.

The further provisions of this Security are continued in an attachment hereto and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

This Security shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed manually by the Trustee under the Indenture referred to herein.


[signature page follows]

B-24


IN WITNESS WHEREOF, ILLINOIS TOOL WORKS INC. has caused this Security to be manually signed by its duly authorized officers and its corporate seal to be affixed hereto.

ILLINOIS TOOL WORKS INC.

By: /s/ Ronald D. Kropp
Name: Ronald D. Kropp
Title: Senior Vice President &
            Chief Financial Officer

[SEAL]

By: /s/ Randall J. Scheuneman
Name: Randall J. Scheuneman
Title: Vice President &
            Chief Accounting Officer

By: /s/ Janet O. Love
Name: Janet O. Love
Title: Associate General Counsel &
            Assistant Secretary

4.875% Note Due 2041

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated herein issued under the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON
TRUST COMPANY, N.A., as Trustee

Dated: _____, 2011   By: _____
                                                                Authorized Signature

THE ADDITIONAL TERMS ATTACHED HERETO ARE INCORPORATED BY REFERENCE HEREIN AND DEEMED TO BE A PART HEREOF.

4.875% Note Due 2041

ADDITIONAL TERMS OF
ILLINOIS TOOL WORKS INC.
4.875% NOTE DUE 2041

This Security is one of a duly authorized issue of the Securities of Illinois Tool Works Inc., a Delaware corporation (the "Company"), designated as its 4.875% Notes due 2041 (individually, a "Security" and collectively, the "Securities"), issued under and pursuant to an Indenture dated as of November 1, 1986 and supplemented by a First Supplemental Indenture dated as of May 1, 1990 (the "Indenture"), duly executed and delivered by the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee (the "Trustee"). The terms of the Securities include those stated in the Indenture and in the Officers' Certificate dated August 31, 2011 (the "Officers' Certificate") establishing certain terms of the Securities pursuant to the Indenture, those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"), and those set forth in this Security. This Security is subject to all such terms, and Holders are referred to the Indenture, the Officer's Certificate and the TIA for a statement of all such terms. All terms used in this Security that are defined in the Indenture or in the Officers' Certificate shall have the meanings assigned to them therein. The Securities are unsecured general obligations of the Company.

The Securities are initially limited to the aggregate principal amount of Six Hundred Fifty Million Dollars ($650,000,000), as specified in the Officers' Certificate. The Company may from time to time, without the consent of the existing Holders of Securities, issue additional Securities with the same terms and conditions and with the same CUSIP number as the Securities, except for the issue date, issue price and the first payment of interest thereon. Additional Securities so issued will be consolidated with and will form a single series with the Securities.

Under certain circumstances, additional interest may be payable as and to the extent provided in the Issue Date Registration Rights Agreement or any other Registration Rights Agreement applicable to Additional Notes.

In case an Event of Default, as defined in the Indenture, relating to the Securities shall have occurred and be continuing, the principal hereof may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect and subject to the provisions contained in the Indenture. The Indenture provides that, prior to the declaration of maturity of the Securities upon the occurrence of an Event of Default relating to the Securities, the Holders of a majority in aggregate principal amount at Stated Maturity of the Securities at the time outstanding may on behalf of the Holders of all of the Securities waive any past default under the Indenture relating to the Securities and its consequences, except a default in the payment of the principal of and premium, if any, or interest on any of the Securities. Any such consent or waiver by the Holder of this Security (unless revoked as provided in the Indenture) shall be conclusive and binding upon such Holder and upon all future Holders and owners of this Security and of any Security issued upon the registration of transfer hereof or in exchange or substitution herefor, irrespective of whether or not any notation of such consent or waiver is made upon this Security or such other Securities.

This Security may be redeemed at the Company's option, in whole or in part, on any date that is prior to March 15, 2041 at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed on the date of redemption or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Securities being redeemed on the date of redemption (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis at the Treasury Rate (as defined below) plus 25 basis points, as determined by a Reference Treasury Dealer (as defined below), plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption. At any time on or after March 15, 2041, the Company may also redeem some or all of this Security at its option, at a redemption price equal to 100% of the principal amount of the Securities being redeemed on the date of redemption, plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption. Notwithstanding the foregoing, installments of interest on Securities that are due and payable on Interest Payment Dates falling on or prior to a date of redemption will be payable on the Interest Payment Date to the registered holder hereof as of the close of business on the relevant Record Date according to this Security and the Indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

"Comparable Treasury Issue" means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Securities.

"Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

"Primary Treasury Dealer" means a primary United States government securities dealer in the United States.

"Reference Treasury Dealer" means (i) J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their respective affiliates that are Primary Treasury Dealers) and their respective successors; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, the Company will substitute therefor another Primary Treasury Dealer and (ii) any other Primary Treasury Dealer(s) (in any case not less than two) selected by the Company.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of a redemption will be mailed to holders of Securities to be redeemed by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. On and after the redemption date, interest will cease to accrue on the Securities or portions thereof called for redemption unless the Company defaults in payment of the redemption price. If fewer than all of the Securities are to be redeemed, the Trustee will select, not more than 60 days prior to the redemption date, the particular Securities or portions thereof for redemption from the outstanding Securities not previously called by such method as the Trustee deems fair and appropriate; provided, however, that no Securities of a principal amount of $2,000 or less shall be redeemed in part.

Except as otherwise specifically provided herein, the Securities may not be redeemed before September 15, 2041 (herein referred to as the "Stated Maturity") and shall not be entitled to any sinking, purchase or analogous fund, nor shall the Company be obligated to redeem or purchase the Securities at the option of any Holder thereof.

The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount at Stated Maturity of the Securities at the time outstanding, evidenced as provided in the Indenture, to execute supplemental indentures which, if they pertain specifically to the Securities, may add any provisions to or change in any manner or eliminate any of the provisions of the Indenture relating to the Securities or of any supplemental indenture relating to the Securities or modifying in any manner the rights of the Holders of the Securities; provided, however, that no such supplemental indenture shall (i) extend the Stated Maturity of any Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of any interest thereon, or reduce any premium payable upon the redemption thereof, or change the currency in which any Security is payable, without the consent of the Holder of each Security so affected, or (ii) reduce the aforesaid majority in aggregate principal amount of Securities, the consent of the Holders of which is required for any such supplemental indenture relating to the Securities, without the consent of the Holders of all Securities then outstanding.

The Company may terminate all of its obligations under the Securities and the Indenture as it relates to the Securities, with certain limited exceptions described in the Indenture, by (i) irrevocably depositing in trust with the Trustee money or Government Obligations (or any combination thereof) sufficient to pay principal of and any premium or interest on the Securities at Stated Maturity and (ii) complying with certain other conditions specified in the Indenture. Alternatively, the Company may, upon the making of such deposit and the satisfaction of certain conditions specified in the Indenture, omit to comply with its covenants in the Indenture relating to creation of secured indebtedness (Section 4.05), sale and lease-back transactions (Section 4.06), and transactions involving a merger or consolidation of the Company into or with any other corporation or a sale, conveyance or lease of the property of the Company substantially as an entirety to any other corporation or entity (Article Eleven), and such omission shall not be an Event of Default with respect to the Securities.

The Securities are issuable as registered Securities without coupons in denominations of $2,000 and any integral multiple of $1,000. At the office or agency to be maintained by the Company in Chicago, Illinois, New York, New York or at such other location or locations as may be provided for in the Indenture, and in the manner and subject to the limitations provided in the Indenture, Securities may be exchanged by the Holder thereof without charge except for any tax or other governmental charge imposed in respect thereof, for a like aggregate principal amount at Stated Maturity of Securities of other authorized denominations.

Subject to the limitations provided in the Indenture, the Officers' Certificate and herein, this Security is transferable and the registration of the transfer hereof may be effected by the registered Holder hereof or by his attorney duly authorized in writing upon due presentment for registration of transfer at the office or agency of the Company in Chicago, Illinois, New York, New York or at such other location or locations as may be provided for in the Indenture, but only in the manner and subject to the limitations provided in the Indenture, the Officers' Certificate and herein, without charge except for any tax or other governmental charge imposed in relation thereto. Upon any such registration of transfer, a new Security or Securities of authorized denominations for a like aggregate principal amount at Stated Maturity will be issued to the transferee in exchange therefor.

Prior to due presentment for registration of transfer of this Security, the Company, the Trustee, any paying agent and the Security Registrar may deem and treat the registered Holder hereof as the absolute owner hereof (whether or not this Security shall be overdue and notwithstanding any notation of ownership or other writing hereon made by any person), for the purpose of receiving payment as herein provided and for all other purposes, and neither the Company nor the Trustee nor any paying agent nor any Security Registrar shall be affected by any notice to the contrary.

No recourse shall be had for the payment of the principal of or the interest on this Security, or for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture or any indenture supplemental thereto, against any incorporator, stockholder, officer, director or employee, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as a condition of and part of the consideration for the issue hereof, expressly waived and released.

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of Illinois.

[**FORM OF TRANSFER NOTICE**]

FOR VALUE RECEIVED the undersigned registered holder hereby sell(s), assign(s) and transfer(s) unto

Insert Taxpayer Identification No.

_____

Please print or typewrite name and address including zip code of assignee

_____

the within Note and all rights thereunder, hereby irrevocably constituting and appointing
_____ attorney to transfer said Note on the books of the Company with full power of substitution in the premises.

[**THE FOLLOWING PROVISION TO BE INCLUDED ON ALL RESTRICTED NOTES**]

In connection with any transfer of this Note occurring prior to the date which is the earlier of (i) the date the Shelf Registration Statement is declared effective or (ii) the end of the one-year period referred to in Rule 144 or any successor provision under the Securities Act, the undersigned confirms that without utilizing any general solicitation or general advertising that:

[Check One]

[ ]   (a)   this Note is being transferred in compliance with the exemption from registration under the Securities Act provided by Rule 144A thereunder.

or

[ ]   (b)   this Note is being transferred other than in accordance with (a) above and documents are being furnished which comply with the conditions of transfer set forth in this Note and the Indenture.

If none of the foregoing boxes is checked, the Trustee or other Securities Registrar shall not be obligated to register this Note in the name of any Person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in the Indenture and the Officer's Certificate shall have been satisfied.

Date: _____

_____
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within-mentioned instrument in every particular, without alteration or any change whatsoever.

Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor acceptable to the Trustee.

TO BE COMPLETED BY PURCHASER IF (a) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned's foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated :

_____

_____

NOTICE: To be executed by an executive officer

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY

The following increases or decreases in this Global Security have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Note Custodian

EXHIBIT C

FORM OF CERTIFICATE TO BE DELIVERED IN CONNECTION WITH
TRANSFER OF 3.375% NOTES DUE 2021
PURSUANT TO REGULATION S

[Date]

The Bank of New York Mellon Trust Company, N.A.
2 N. LaSalle Street, Suite 1020
Chicago IL 60602

> Re: 3.375% Notes due 2021 (the "Notes")
> of Illinois Tool Works Inc. (the "Company")
> CUSIP No. [_____]

Ladies and Gentlemen:

Reference is hereby made to (1) the Indenture, dated as of November 1, 1986, as supplemented by a First Supplemental Indenture dated as of May 1, 1990 (as amended and supplemented from time to time, the "Indenture"), between Illinois Tool Works Inc. and The Bank of New York Mellon Trust Company, N.A., as successor trustee and (2) the Officers' Certificate, dated as of August 31, 2011, relating to the Notes (the "Officers' Certificate"). Capitalized terms used but not defined herein shall have the meanings given them in the Indenture or the Officers' Certificate.

This letter relates to the proposed transfer of $[_____] aggregate principal amount of the Notes [in the case of a transfer of an interest in a Rule 144A Global Note: , which represents an interest in a Rule 144A Global Note of the above named series beneficially owned] by the undersigned (the "Transferor") and in connection with such transfer, the exchange of such interest for an equivalent beneficial interest in a Regulation S Global Note of the same series. In connection with such transfer, we confirm that such transfer is being effected pursuant to and in accordance with Regulation S under the Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, we represent that:

(a)   the offer of the Notes was not made to a person in the United States;

(b)   either (i) at the time the buy order was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States or (ii) the transaction was executed in, on or through the facilities of a designated off-shore securities market and neither we nor any person acting on our behalf knows that the transaction has been pre-arranged with a buyer in the United States;

(c)   no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903 or Rule 904 of Regulation S, as applicable;

(d)   the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

(e)   the Transferor is the beneficial owner of the principal amount of Notes being transferred.

In addition, if the transfer is made during a Distribution Compliance Period, (i) the beneficial interest in such Regulation S Global Note will be held through the Euroclear System or Clearstream Banking (as indirect participants in DTC), and (ii) if the provisions of Rule 904(b)(1) or Rule 904(b)(2) of Regulation S are applicable thereto, we confirm that such transfer has been made in accordance with the applicable provisions of Rule 904(b)(1) or Rule 904(b)(2), as the case may be.

You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this letter and defined in Regulation S have the meanings set forth in Regulation S.

Very truly yours,

[Name of Transferor]

By:_____

_____

Authorized Signature

FORM OF CERTIFICATE TO BE DELIVERED IN CONNECTION WITH
TRANSFER OF 4.875% NOTES DUE 2041
PURSUANT TO REGULATION S

[Date]

The Bank of New York Mellon Trust Company, N.A.
2 N. LaSalle Street, Suite 1020
Chicago IL 60602

> Re: 4.875% Notes due 2041 (the "Notes")
> of Illinois Tool Works Inc. (the "Company")
> CUSIP No. [_____]

Ladies and Gentlemen:

Reference is hereby made to (1) the Indenture, dated as of November 1, 1986, as supplemented by a First Supplemental Indenture dated as of May 1, 1990 (as amended and supplemented from time to time, the "Indenture"), between Illinois Tool Works Inc. and The Bank of New York Mellon Trust Company, N.A., as successor trustee and (2) the Officers' Certificate, dated as of August 31, 2011, relating to the Notes (the "Officers' Certificate"). Capitalized terms used but not defined herein shall have the meanings given them in the Indenture or the Officers' Certificate.

This letter relates to the proposed transfer of $[_____] aggregate principal amount of the Notes [in the case of a transfer of an interest in a Rule 144A Global Note: , which represents an interest in a Rule 144A Global Note of the above named series beneficially owned] by the undersigned (the "Transferor") and in connection with such transfer, the exchange of such interest for an equivalent beneficial interest in a Regulation S Global Note of the same series. In connection with such transfer, we confirm that such transfer is being effected pursuant to and in accordance with Regulation S under the Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, we represent that:

> (a)   the offer of the Notes was not made to a person in the United States;

> (b)   either (i) at the time the buy order was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States or (ii) the transaction was executed in, on or through the facilities of a designated off-shore securities market and neither we nor any person acting on our behalf knows that the transaction has been pre-arranged with a buyer in the United States;

> (c)   no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903 or Rule 904 of Regulation S, as applicable;

(d)   the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

(e)   the Transferor is the beneficial owner of the principal amount of Notes being transferred.

In addition, if the transfer is made during a Distribution Compliance Period, (i) the beneficial interest in such Regulation S Global Note will be held through the Euroclear System or Clearstream Banking (as indirect participants in DTC), and (ii) if the provisions of Rule 904(b)(1) or Rule 904(b)(2) of Regulation S are applicable thereto, we confirm that such transfer has been made in accordance with the applicable provisions of Rule 904(b)(1) or Rule 904(b)(2), as the case may be.

You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this letter and defined in Regulation S have the meanings set forth in Regulation S.

Very truly yours,

[Name of Transferor]

By:_____

_____
Authorized Signature

FORM OF CERTIFICATE TO BE DELIVERED IN CONNECTION WITH
TRANSFER OF 3.375% NOTES DUE 2021 TO QIB

[Date]

The Bank of New York Mellon Trust Company, N.A.
2 N. LaSalle Street, Suite 1020
Chicago IL 60602

   Re: 3.375% Notes due 2021 (the "Notes")
     of Illinois Tool Works Inc. (the "Company")
     CUSIP No. [_____]

Ladies and Gentlemen:

   Reference is hereby made to (1) the Indenture, dated as of November 1, 1986, as supplemented by a First Supplemental Indenture dated as of May 1, 1990 (as amended and supplemented from time to time, the "Indenture"), between Illinois Tool Works Inc. and The Bank of New York Mellon Trust Company, N.A., as successor trustee and (2) the Officers' Certificate, dated as of August 31, 2011, relating to the Notes (the "Officers' Certificate"). Capitalized terms used but not defined herein shall have the meanings given them in the Indenture or the Officers' Certificate.

   This letter relates to the transfer of $[_____] aggregate principal amount of Notes [in the case of a transfer of an interest in a Regulation S Global Note: , which represents an interest in a Regulation S Global Note of the above-mentioned series beneficially owned] by the undersigned (the "Transferor"), and in connection with such transfer, the exchange of such interest for an equivalent beneficial interest in a Rule 144A Global Note of the same series.

   In connection with such request, and with respect to such Notes, the Transferor does hereby certify that that (i) the Transferor is the beneficial owner of the principal amount of Notes being transferred and (ii) such Notes are being transferred in accordance with Rule 144A under the Securities Act of 1933, as amended ("Rule 144A"), to a transferee that the Transferor reasonably believes is purchasing the Notes for its own account or for one or more accounts with respect to which the transferee exercises sole investment discretion, and the transferee, as well as any such account, is a "qualified institutional buyer" within the meaning of Rule 144A, in a transaction meeting the requirements of Rule 144A and in accordance with applicable securities laws of any state of the United States or any other jurisdiction.

You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Name of Transferor]

By:_____

_____
Authorized Signature

FORM OF CERTIFICATE TO BE DELIVERED IN CONNECTION WITH
TRANSFER OF 4.875% NOTES DUE 2041 TO QIB

[Date]

The Bank of New York Mellon Trust Company, N.A.
2 N. LaSalle Street, Suite 1020
Chicago IL 60602

> Re: 4.875% Notes due 2041 (the "Notes")
> of Illinois Tool Works Inc. (the "Company")
> CUSIP No. [_____]

Ladies and Gentlemen:

Reference is hereby made to (1) the Indenture, dated as of November 1, 1986, as supplemented by a First Supplemental Indenture dated as of May 1, 1990 (as amended and supplemented from time to time, the "Indenture"), between Illinois Tool Works Inc. and The Bank of New York Mellon Trust Company, N.A., as successor trustee and (2) the Officers' Certificate, dated as of August 31, 2011 relating to the Notes (the "Officers' Certificate"). Capitalized terms used but not defined herein shall have the meanings given them in the Indenture or the Officers' Certificate.

This letter relates to the transfer of $[_____] aggregate principal amount of Notes [in the case of a transfer of an interest in a Regulation S Global Note: , which represents an interest in a Regulation S Global Note of the above-mentioned series beneficially owned] by the undersigned (the "Transferor"), and in connection with such transfer, the exchange of such interest for an equivalent beneficial interest in a Rule 144A Global Note of the same series.

In connection with such request, and with respect to such Notes, the Transferor does hereby certify that that (i) the Transferor is the beneficial owner of the principal amount of Notes being transferred and (ii) such Notes are being transferred in accordance with Rule 144A under the Securities Act of 1933, as amended ("Rule 144A"), to a transferee that the Transferor reasonably believes is purchasing the Notes for its own account or for one or more accounts with respect to which the transferee exercises sole investment discretion, and the transferee, as well as any such account, is a "qualified institutional buyer" within the meaning of Rule 144A, in a transaction meeting the requirements of Rule 144A and in accordance with applicable securities laws of any state of the United States or any other jurisdiction.

You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Name of Transferor]

By:_____

_____
Authorized Signature

FORM OF CERTIFICATE TO BE DELIVERED IN CONNECTION WITH
TRANSFER OF 3.375% NOTES DUE 2021 PURSUANT TO RULE 144

[Date]

The Bank of New York Mellon Trust Company, N.A.
2 N. LaSalle Street, Suite 1020
Chicago IL 60602

> Re: 3.375% Notes due 2021 (the "Notes")
>   of Illinois Tool Works Inc. (the "Company")
>   CUSIP No. [_____]

Ladies and Gentlemen:

Reference is hereby made to (1) the Indenture, dated as of November 1, 1986, as supplemented by a First Supplemental Indenture dated as of May 1, 1990 (as amended and supplemented from time to time, the "Indenture"), between Illinois Tool Works Inc. and The Bank of New York Mellon Trust Company, N.A., as successor trustee and (2) the Officers' Certificate, dated as of August 31, 2011, relating to the Notes (the "Officers' Certificate"). Capitalized terms used but not defined herein shall have the meanings given them in the Indenture or the Officers' Certificate.

In connection with the proposed transfer of $[_____] aggregate principal amount of the Notes [in the case of a transfer of an interest in a Rule 144A Global Note: , which represents an interest in a Rule 144A Global Note beneficially owned] by the undersigned (the "Transferor"), the Transferor hereby certifies that (i) the Transferor is the beneficial owner of the principal amount of Notes being transferred and (ii) such transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act of 1933, as amended.

You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Name of Transferor]

By:_____

_____
Authorized Signature

FORM OF CERTIFICATE TO BE DELIVERED IN CONNECTION WITH
TRANSFER OF 4.875% NOTES DUE 2041 PURSUANT TO RULE 144

[Date]

The Bank of New York Mellon Trust Company, N.A.
2 N. LaSalle Street, Suite 1020
Chicago IL 60602

> Re: 4.875% Notes due 2041 (the "Notes")
> of Illinois Tool Works Inc. (the "Company")
> CUSIP No. [_____]

Ladies and Gentlemen:

Reference is hereby made to (1) the Indenture, dated as of November 1, 1986, as supplemented by a First Supplemental Indenture dated as of May 1, 1990 (as amended and supplemented from time to time, the "Indenture"), between Illinois Tool Works Inc. and The Bank of New York Mellon Trust Company, N.A., as successor trustee and (2) the Officers' Certificate, dated as of August 31, 2011, relating to the Notes (the "Officers' Certificate"). Capitalized terms used but not defined herein shall have the meanings given them in the Indenture or the Officers' Certificate.

In connection with the proposed transfer of $[_____] aggregate principal amount of the Notes [in the case of a transfer of an interest in a Rule 144A Global Note: , which represents an interest in a Rule 144A Global Note beneficially owned] by the undersigned (the "Transferor"), the Transferor hereby certifies that (i) the Transferor is the beneficial owner of the principal amount of Notes being transferred and (ii) such transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act of 1933, as amended.

You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Name of Transferor]

By:_____

_____
Authorized Signature